UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                     Medical Staffing Network Holdings, Inc.
      ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
      ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                   58463F 10 4
      ---------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
      ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

                                  May 21, 2004
      ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 58463F 10 4                                         Page 2 of 17 Pages
---------------------                                         ------------------
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Warburg Pincus Private Equity VIII, L.P.
        ID Number 13-4161869
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        WC
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
  NUMBER OF      8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY         14,525,036 (see Item 5(b) of this Schedule 13D)
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING      9    SOLE DISPOSITIVE POWER
 PERSON WITH
                      0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      14,525,036 (see Item 5(b) of this Schedule 13D)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,525,036 (see Item 5(b) of this Schedule 13D)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                            [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        48.0% (see Item 5(a) of this Schedule 13D)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 58463F 10 4                                         Page 3 of 17 Pages
---------------------                                         ------------------
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Warburg Pincus & Co.
        ID Number 13-6358475
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        WC
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
  NUMBER OF      8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY         14,525,036 (see Item 5(b) of this Schedule 13D)
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING      9    SOLE DISPOSITIVE POWER
 PERSON WITH
                      0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      14,525,036 (see Item 5(b) of this Schedule 13D)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,525,036 (see Item 5(b) of this Schedule 13D)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                            [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        48.0% (see Item 5(a) of this Schedule 13D)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 58463F 10 4                                         Page 4 of 17 Pages
---------------------                                         ------------------
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Warburg Pincus LLC
        ID Number #13-3536050
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        WC
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
  NUMBER OF      8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY         14,525,036 (see Item 5(b) of this Schedule 13D)
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING      9    SOLE DISPOSITIVE POWER
 PERSON WITH
                      0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      14,525,036 (see Item 5(b) of this Schedule 13D)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,525,036 (see Item 5(b) of this Schedule 13D)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                            [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        48.0% (see Item 5(a) of this Schedule 13D)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), and Warburg Pincus & Co., a New York general partnership ("WP," and together with WP VIII and WP LLC, the "Reporting Persons"). The holdings of the Reporting Persons indicated in this
Schedule 13D include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I ("WPNPE VIII I"), Warburg Pincus Netherlands Private Equity VIII C.V. II ("WPNPE VIII II") and Warburg Pincus Germany Private Equity VIII KG ("WPGPE VIII", and together with WP VIII, WPNPE VIII I and WPNPE VIII II, the "Investors"). WP, WP LLC and the Investors are referred to in this Schedule 13D as the "Group Members."

     The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Group Members to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 1. This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Medical Staffing Network Holdings, Inc., a Delaware corporation (the "Company"). Each Group Member disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     The initial acquisition of the Common Stock by the Reporting Persons occurred prior to the time the Company had securities registered under the Exchange Act and was therefore reported on Schedule 13G, filed with the Securities and Exchange Commission on February 13, 2003.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, and is being filed pursuant to Rule 13d-1 of the Exchange Act. The address of the principal executive offices of the Company is 901 Yamato Road, Suite 110, Boca Raton, Florida 33431.

Item 2. Identity and Background.

     (a) This statement is filed by the Group Members. The Group Members are deemed to be a group within the meaning of Rule 13d-5. The sole general partner of each Investor is WP. WP LLC manages each Investor. The general partners of WP and the members of WP LLC, and their respective business addresses and principal occupations, are set forth on Schedule I hereto.

     (b) The address of the principal business and principal office of each of the Group Members is 466 Lexington Avenue, New York, New York 10017.

     (c) The principal business of each Investor is that of making private equity and related investments. The principal business of WP is acting as general partner of each of the Investors and certain other private equity funds. The principal business of WP LLC is acting as manager of each of the Investors and certain other private equity funds.

     (d) None of the Group Members, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Group Members, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of WPNPE VIII I and WPNPE VIII II is organized under the laws of the Netherlands. WPGPE VIII is organized under the laws of Germany. Except as otherwise indicated above or on Schedule I hereto, each of the individuals referred to in paragraphs (a) and (d) above is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     The total amount of funds used by each Investor to purchase the shares of Common Stock as described herein was furnished from the working capital of such Investor. The total amount of funds used by the Investors to purchase shares of Common Stock prior to the open market transactions set forth on Schedule II attached hereto was $86,187,663. The total amount of the funds used by the Investors to purchase shares of Common Stock pursuant to the open market transactions set forth on Schedule II attached hereto was $412,329, net of brokerage commissions.

Item 4. Purpose of Transaction.

     The purchases by the Investors of the securities as described herein were effected because of the Reporting Persons' belief that the Company represents an attractive investment based on the Company's business prospects and strategy. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional shares of the Company or engage in discussions with the

Company concerning future acquisitions of shares of capital stock of the Company or further investments by them in the Company. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company's capital stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Company.

     Except as set forth above in this statement, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedule I hereto or in Item 1(a) or (d) above, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) As of May 21, 2004, by reason of their respective relationships with the Investors and each other, each of the Reporting Persons may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 14,525,036 shares of Common Stock, representing approximately 48.0% of the outstanding Common Stock, which percentage is based on the 30,230,451 shares of Common Stock outstanding as of May 4, 2004 (as represented by the Company in the Company's Quarterly Report on Form 10-Q for the quarter ended March 28, 2004, filed with the Securities and Exchange Commission on May 6, 2004).

     The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Group Member disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     (b) Each of the Investors shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 14,525,036 shares of Common Stock it may be deemed to beneficially own as of May 21, 2004. Each of the Reporting Persons shares with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of the 14,525,036 shares of Common Stock it may be deemed to beneficially own as of May 21, 2004.

     (c) The Investors acquired shares of Common Stock in the open market transactions set forth on Schedule II attached hereto. Prior to the open market transactions set forth on Schedule II attached hereto, the Investors beneficially owned 14,453,136 shares of Common Stock. Except as described on
Schedule II, no transactions in Common Stock were effected during the last 60 days by the Reporting Persons or any of the persons set forth on Schedule I or in Item 2(e) hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Group Members have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this statement and any amendment or amendments hereto.

     Except as referred to in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above or between such persons and any other person with respect to the shares of Common Stock of the Company.

Item 7. Material to be Filed as Exhibits.

1.   Joint Filing Agreement, dated May 21, 2004, by and among the Group Members.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 2004                    WARBURG PINCUS PRIVATE
                                        EQUITY VIII, L.P.

                                        By: Warburg Pincus & Co.,
                                            General Partner

                                            By: /s/ Scott A. Arenare
                                                ------------------------------
                                                Name:  Scott A. Arenare
                                                Title: Partner


Dated:  May 21, 2004                    WARBURG PINCUS & CO.

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner


Dated:  May 21, 2004                    WARBURG PINCUS LLC

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Managing Director

                                   SCHEDULE I
                                   ----------

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg Pincus Private Equity VIII, L.P. ("WP VIII") is WP. WP VIII, WP and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------

--------------------------------------------------------------------------------
        NAME                    PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                   TO POSITION WITH WP, AND POSITIONS
                                      WITH THE REPORTING ENTITIES
--------------------------------------------------------------------------------
Joel Ackerman            Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Scott A. Arenare         Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Gregory Back             Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
David Barr               Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Larry Bettino            Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Harold Brown             Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Sean D. Carney           Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Mark Colodny             Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Timothy J. Curt          Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
W. Bowman Cutter         Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Cary J. Davis            Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Oliver M. Goldstein      Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Patrick T. Hackett       Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Jeffrey A. Harris        Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Stewart J. Hen           Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
William H. Janeway       Partner of WP; Member and Vice Chairman of WP LLC
--------------------------------------------------------------------------------
Julie A. Johnson         Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Peter R. Kagan           Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Charles R. Kaye          Managing General Partner of WP; Managing Member and
                         Co-President of WP LLC
--------------------------------------------------------------------------------
Henry Kressel            Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Joseph P. Landy         Managing General Partner of WP; Managing Member and
                        Co-President of WP LLC
--------------------------------------------------------------------------------
Sidney Lapidus           Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Kewsong Lee              Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Jonathan S. Leff         Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Reuben S. Leibowitz      Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Nancy Martin             Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Rodman W. Moorhead III   Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
James Neary              Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Howard H. Newman         Partner of WP; Member and Vice Chairman of WP LLC
--------------------------------------------------------------------------------
Dalip Pathak             Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Lionel I. Pincus         Partner of WP; Member and Chairman of WP LLC
--------------------------------------------------------------------------------
Michael F. Profenius     Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Stan Raatz               Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Steven G. Schneider      Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Mimi Strouse             Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Barry Taylor             Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
John L. Vogelstein       Partner of WP; Member and Vice Chairman of WP LLC
--------------------------------------------------------------------------------
John R. Vrolyk           Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Elizabeth H. Weatherman  Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
David J. Wenstrup        Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Rosanne Zimmerman        Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Pincus & Company LLC*
--------------------------------------------------------------------------------
NL & Co.**
--------------------------------------------------------------------------------

----------

* New York limited liability company; primary activity is ownership interest in WP and WP LLC.

**   New York limited partnership; primary activity is ownership interest in WP.

                                MEMBERS OF WP LLC
                                -----------------

--------------------------------------------------------------------------------
        NAME                    PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                 TO POSITION WITH WP LLC, AND POSITIONS
                                      WITH THE REPORTING ENTITIES
--------------------------------------------------------------------------------
Joel Ackerman              Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Scott A. Arenare           Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Gregory Back               Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
David Barr                 Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Larry Bettino              Member and Managing Director of WP LLC, Partner of WP
--------------------------------------------------------------------------------
Harold Brown               Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Sean D. Carney             Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Stephen John Coates (1)    Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Mark Colodny               Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Timothy J. Curt            Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
W. Bowman Cutter           Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Cary J. Davis              Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Tetsuya Fukagawa (2)       Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Oliver M. Goldstein        Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Patrick T. Hackett         Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Jeffrey A. Harris          Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Stewart J. Hen             Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Sung-Jin Hwang (3)         Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
William H. Janeway         Member and Vice Chairman of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Julie A. Johnson           Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Peter R. Kagan             Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Charles R. Kaye            Managing Member and Co-President of WP LLC; Managing
                           General Partner of WP
--------------------------------------------------------------------------------
Rajesh Khanna (4)          Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Henry Kressel              Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Rajiv B. Lall (4)          Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Joseph P. Landy            Managing Member and Co-President of WP LLC; Managing
                           General Partner of WP
--------------------------------------------------------------------------------
Sidney Lapidus             Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Kewsong Lee                Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Jonathan S. Leff           Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Reuben S. Leibowitz        Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
David Li (5)               Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Nicholas J. Lowcock (1)    Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
John W. MacIntosh (6)      Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Nancy Martin               Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Rodman W. Moorhead III     Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
James Neary                Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Howard H. Newman           Member and Vice Chairman of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Bilge Ogut (7)             Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Dalip Pathak               Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Lionel I. Pincus           Member and Chairman of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Pulak Chandan Prasad (4)   Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Michael F. Profenius       Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Stan Raatz                 Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Steven G. Schneider        Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Joseph C. Schull (6)       Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Mimi Strouse               Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Chang Q. Sun (5)           Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Barry Taylor               Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
John L. Vogelstein         Member and Vice Chairman of WP LLC; Partner of WP
--------------------------------------------------------------------------------
John R. Vrolyk             Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Elizabeth H. Weatherman    Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
David J. Wenstrup          Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Jeremy S. Young (1)        Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Rosanne Zimmerman          Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Pincus & Company LLC*
--------------------------------------------------------------------------------

(1)  Citizen of United Kingdom
(2)  Citizen of Japan
(3)  Citizen of Korea
(4)  Citizen of India
(5)  Citizen of Hong Kong
(6)  Citizen of Canada
(7)  Citizen of Turkey


* New York limited liability company; primary activity is ownership interest in WP and WP LLC.

As of May 1, 2004

                                   SCHEDULE II

  Date         # of Shares       Per Share Price             Total Cost
                                                  (net of brokerage commissions)
--------------------------------------------------------------------------------
5/19/04             35,000             $5.69                $199,150
--------------------------------------------------------------------------------
5/20/04             35,000             $5.77                $201,950
--------------------------------------------------------------------------------
5/21/04              1,900             $5.91                $ 11,229
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Total               71,900                                  $412,329
--------------------------------------------------------------------------------